United States securities and exchange commission logo





                              February 9, 2023

       Chee Kong Choo
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Amendment No.1 to
Registration Statement on Form F-1
                                                            Filed February 1,
2023
                                                            File No. 333-268456

       Dear Chee Kong Choo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

       Amendment No.1 to Registration Statement on Form F-1 Filed February 1,
2023

       Explanatory Note, page 3

   1. We note your disclosure stating that effective January 17, 2023, you implemented a 1-for-
                                                        380.83 reverse split of
your ordinary shares. Please amend your filing to ensure that all share information in
the filing retroactively reflects the split in accordance with ASC 260-
                                                        10-55-12 and ASC
505-10-S99-4. In addition, obtain revised audit and review reports from your auditors, to
include in the amendment, that reflect the date of the share information changes to
your financial statements.

       Business
 Chee Kong Choo
CytoMed Therapeutics Pte. Ltd.
February 9, 2023
Page 2
Patent License, page 115

2. We reissue comment 3. We disagree with your analysis that the term of the patent license is not material. Revise to disclose the term of the third extension in the document.
Exhibits

3. We reissue comment 4 in part. There does not appear to be a consent form for Mr. Lucas
         LUK Tien Wee, who is listed in the beneficial ownership table on page 155.
        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordan at
(202) 551-
3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257
with any other questions.



FirstName LastNameChee Kong Choo                             Sincerely,
Comapany NameCytoMed Therapeutics Pte. Ltd.
                                                             Division of
Corporation Finance
February 9, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName